Mail Stop 4561




February 23, 2006




By U.S. Mail and facsimile to (727) 567-8365.

Jennifer C. Ackart
Controller and Chief Accounting Officer
Raymond James Financial, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

Re:	Raymond James Financial, Inc.
Form 10-K for Fiscal Year Ended September 30, 2005
	Filed December 14, 2005
	File No. 001-09109

Dear Ms. Ackart:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issue raised in our comments.
Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 46

Derivative Financial Instruments, page 50
1. We note your disclosure on page 50 that you net-by-counterparty the fair value of your interest rate swaps for which you have a legally enforceable master netting agreement. It appears that similar disclosure was not provided in your September 30, 2004 Form
10-K. Please tell us whether this represents an accounting policy change to your method of recording your interest rate swaps. If your policy has changed, please tell us when this change was made and whether all periods are presented on the same basis. If applicable, please tell us whether you received a preferability letter from your independent accountants regarding this change.

Note 11 - Derivative Financial Instruments, page 59
2. Please tell us the following related to your derivative financial instruments:

* Identify each type of asset or liability for which you employ hedging strategies.

* Clearly describe the terms of both the hedging instrument and the hedged item.

* Describe the specific documented risk being hedged.

* Disclose the hedging classification for each derivative instrument.

* Tell us how you determined that these hedging relationships met all of the criteria of paragraphs 20-21 or 28-29 of SFAS 133 to qualify as fair value or cash flow hedges.

* Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of each hedging strategy.

* Describe how you assess hedge effectiveness and measure hedge ineffectiveness.


* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3851 if you have questions.

Sincerely,



Paul Cline
Senior Accountant
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Jennifer C. Ackart
Raymond James Financial, Inc.
February 23, 2006
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